UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022.

____________________________

Commission File Number: 001-40627

SOPHiA GENETICS SA

(Exact name of registrant as specified in its charter)

Rue du Centre 172

CH-1025 Saint-Sulpice

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SOPHiA GENETICS to Highlight Innovations and Announcements at Investor Day on September 20, 2022

BOSTON and GENEVA, Switzerland, Sept. 20, 2022 — SOPHiA GENETICS (Nasdaq: SOPH), a cloud-native software company in the healthcare space, will host its first-ever Investor Day TODAY in-person at PUBLIC Hotel in New York City. The event will begin at 1:30 p.m. EDT and is expected to conclude at approximately 5:30 p.m. EDT.

Presenters include:

-	Troy Cox, Chairman of the board

-	Dr. Jurgi Camblong, Chief Executive Officer and co-founder

-	Ken Freedman, Chief Revenue Officer

-	Peter Casasanto, Chief BioPharma Officer

-	Dr. Philippe Menu, Chief Medical Officer

-	Abhi Verma, Chief Technology Officer

-	Zhenyu Xu, Chief Scientific Officer

-	Ross Muken, Chief Financial Officer

Today’s Investor Day will offer an opportunity for investors to learn from the company’s executive team about its key differentiators, product horizons and investment strategies that will help drive SOPHiA Genetics’ long-term growth.

Key highlights of the program will include:

•	A memorandum of understanding to enter into a collaboration with Memorial Sloan Kettering Cancer Center (“MSK”) — the world’s oldest and largest private cancer center

•	We welcome a new partner, Boundless Bio, a next-generation precision oncology company developing innovative therapeutics directed against extrachromosomal DNA (ecDNA) in oncogene amplified cancers.

•	Updates on SOPHiA GENETICS’ DEEP-Lung-IV Clinical Trial and introduction of the SOPHiA CarepathTM module of the SOPHiA DDMTM platform

•	The Company’s long-term vision for how to innovate the healthcare field

Due to limited capacity, advanced registration is required for in-person attendance. For more information, interested parties may contact Investor Relations at ir@sophiagenetics.com.

Additionally, the event will be webcast live and all interested parties are invited to access the webcast from the Investor Relations section of the company’s website.

About SOPHiA GENETICS
SOPHiA GENETICS (Nasdaq: SOPH) is a software company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-native platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by a broad network of hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn, Facebook, and Instagram. Where others see data, we see answers

SOPHiA GENETICS products are for Research Use Only and not for use in diagnostic procedures, unless specified otherwise. The information in this press release is about products that may or may not be available in different countries and, if applicable, may or may not have received approval or market clearance by a governmental regulatory body for different indications for use. Please contact support@sophiagenetics.com to obtain the appropriate product information for your country of residence.

SOPHiA GENETICS Forward-Looking Statements:

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products and technology, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Contact:
Jennifer Pottage
Head of Investor Relations
ir@sophiagenetics.com

Media Contact:
Kelly Katapodis
Senior Manager, Media & Communications
media@sophiagenetics.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOPHiA GENETICS SA
Date: September 20, 2022

	By:	/s/ Daan van Well
	Name:	Daan van Well
	Title:	Chief Legal Officer